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                           March 3, 2021

       Jeffrey V. Haley
       President and Chief Executive Officer
       American National Bankshares Inc.
       628 Main Street
       Danville, VA 24541

                                                        Re: American National
Bankshares Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 24,
2021
                                                            File No. 333-253443

       Dear Mr. Haley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance